Networking Partners, Inc.
857 Sarno Road
Melbourne, Florida 32935
(321) 984-8858

May 27, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Esq.
Attorney-Advisor
and
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance

Re:	Networking Partners, Inc.
Registration Statement on Form S-1
Filed on April 29, 2011
File No. 333-173790

Dear Madam or Sir,

This letter is in response to your letter to me of May 24, 2011, regarding the above referenced matter (“Comment Letter”).  Networking Partners, Inc. is filing an amendment to the referenced Form S-1 (“amendment”) along with this letter.

Our responses to the Comment Letter follow:

General

1. Please revise the cover page of the registration statement to eliminate the reference to Rule 434 and include the correct primary standard industrial classification code of 7374, rather than 7900. Also, revise to include the correct address of the Securities and Exchange Commission on page 41.

Response:

We have revised our filing by (i) eliminating the reference to Rule 434 on the cover page of the registration statement, (ii) correcting the SIC code to 7374 and (iii) correcting the address of the Commission.

Cover Page

2. You state on the cover page that the company is offering shares of common stock based on a minimum sale amount of 200,000 shares but you also state that there is "no minimum number of shares required to be purchased" in this offering. Please revise to clarify your statement that there is no minimum number of shares required to be purchased.

Response:

In response to this comment, we have revised our filing by adding the following disclosure to the first paragraph of the cover of the prospectus:

“A minimum of 200,000 shares must be purchased in this offering in order for us to be able to use the proceeds of this offering.”

Summary of Our Offering

The Offering, page 4

3. Please revise the line item "Net proceeds to our company" to reflect either gross proceeds or indicate that the proceeds listed on page 4 reflects the amount to be received by the company before expenses of the offering are deducted.

Response:

In response to this comment, we have revised the line item “Net proceeds to our company” to read as follows:

“Gross proceeds to our company before expenses of this offering are deducted”

Risk Factors, page 5

General

4. Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

Response:

In response to this comment, we have revised our filing by deleting the third and fourth sentences from the introductory paragraph.

5. We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. In addition, revise your statement on page 41 that you will be required to file proxy statements and be subject to Section 14 of the Exchange Act.

Response:

In response to this comment, please be advised that it was our intention to file a Form 8-A prior to the effectiveness of our registration statement.  We have filed our Form 8-A with the Commission.

6. We note your disclosure on page 37 that the present shareholders will own 75% of your outstanding shares after the offering assuming the sale of all of the shares of common stock. Please add a risk factor that your executive officers, directors, and principal shareholders will continue to retain significant voting rights and could exercise control over the corporate actions of the company after the offering.

Response:

In response to this comment, we have added a new risk factor on page 7 of our amendment that reads as follows:

“Because our executive officers, directors and principal shareholders will own approximately 99% of our total outstanding common stock, if the minimum amount of 200,000 shares are sold in this offering and 75% of our outstanding common stock if the maximum amount of 5,000,000 shares are sold in this offering, they will retain control of us and will be able to decide who will be directors and you may not be able to elect any directors, which could decrease the price and marketability of our shares.

Even if we sell all 5,000,000 shares of common stock in this offering, our executive officers, directors and principal shareholders will own approximately 75% of our total outstanding shares of common stock; if we sell the minimum amount of 200,000 shares of common stock in this offering, then our executive officers, directors and principal shareholders will own approximately 98.7% of our total outstanding shares of common stock.  As a result, after completion of this offering, regardless of whether we sell the minimum or maximum number of shares, our executive officers, directors and principal shareholders will own the vast majority of the shares of our common stock and will be able to elect all of our directors and control our operations, which could decrease the price and marketability of our shares.”

Use of Proceeds, page 9

7. Please specify the "other expenses" and explain the "salaries" expense listed in the use of proceeds table on page 10. Given that you do not currently pay your executive officers and directors a salary, it is unclear how you intend to utilize the proceeds in this line item. Further, tell us whether you have accounted for the costs of being a publicly reporting company. We note your disclosure on page 5 that you estimate these costs to be between $40,000 and $50,000, but this amount does not appear to be reflected in the chart. Please advise.

Response:

    In response to this comment, we have revised our filing in the Use of Proceeds section on page 10 of the amendment to (i) explain the salaries we plan to pay to two of our officers and a key employee; (ii) disclose that we will use $30,000 to pay professional fees and costs of being a public company if we raise the minimum in this offering. We have also revised our filing by revising the risk factor "As a result of our...." on page 5 of the amendment to change what we anticipate the expenses of being a public company. We also deleted the line item "Other Expenses."

8. We note your disclosure on page 40 that you intend to pay the convertible note issued to your President from the proceeds of the offering unless he elects to convert the Note into shares of common stock. Please tell us how you accounted for the repayment of the Note in your use of proceeds chart on page 10.

Response:

In response to this comment, we have received a letter from Mr. Baldassarre stating that he intends to convert his note into shares of our common stock on July 14, 2011; therefore, we do not need to account for repaying the note from proceeds of this offering.  Mr. Baldassarre’s letter is included as Exhibit 99.2 to our amended filing.

Plan of Distribution: Terms of the Offering, page 12

9. We note that you plan to return monies to investors if a threshold minimum amount for investment has not been met and that you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please supplementally tell us how you intend to comply with Rule 10b-9 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptlyreturned to investors.

Response:

In response to this comment, please be advised that our officers and directors, who will be offering and selling shares on our behalf have agreed that upon prospective investors will be directed to send their subscription agreements and checks to the attention of Pino G. Baldassarre, President, Networking Partners, Inc., 857 Sarno Road, Melbourne, Florida 32935. In the event that investors send subscription agreements and checks to any of our officers or directors, they have been instructed to forward same to Mr. Baldassarre. Copies of all subscription agreements and checks received will be sent to our securities counsel, David E. Wise, Esq. for review as to completeness.  Upon receiving an email from such counsel that the subscription agreements and checks are complete, we will deposit the checks into a company account at Wachovia Bank designated “Networking Partners, Inc. Special Account.” This Special Account will be a non-interest bearing checking account. Mr. Baldassarre will manage the Special Account and will have the sole authority to determine if and when the minimum $100,000 in subscriptions has been received. At such time as we receive subscriptions for $100,000 (200,000 shares) and the funds have cleared, we will transfer the funds in the special account into one of the general purpose accounts of our company, and instruct our transfer agent to issue stock certificates to the subscribers or DWAC the shares to brokerage accounts if requested by subscribers. In the event that we do not receive subscriptions for $100,000 (200,000 shares) by the 180th day following the date of our prospectus, we will, at the direction of Mr. Baldassarre, promptly refund all subscriptions to the subscribers without interest and without any other deduction.

We will not accept subscriptions from our officers or directors.

10. Please tell us whether you intend to place the funds in an interest bearing account at Wachovia Bank during the offering period. We note that if the minimum amount of investment is not achieved, you will return the funds without interest or deduction. Tell us with a view toward disclosure whether the interest, if any, will be retained by you as proceeds of the offering.

Response:

In response to this comment, please be advised that the subscription funds will be deposited into a non-interest bearing account at Wachovia Bank. Since the bank will not pay interest on the funds in our special account, we will not receive, retain or be entitled to receive any interest on the offering proceeds deposited into our special account regardless of whether we can keep the offering proceeds or have to return same to subscribers.

11. We note that you have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. Tell us, with a view towards disclosure, whether there are conditions that must be met for the subscriptions to be accepted. Please consider whether disclosure is appropriate in that respect.

Response:

In response to this comment, we have revised our filing on page 15 of the amendment to read as follows:

“Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, if the subscription agreement is incomplete or if checks received do not clear the bank.  All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.  Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.  However, in the event that we accept subscriptions from investors whose checks do not subsequently clear the bank, we will then notify such investors that we have rejected their subscriptions and we will not issue them stock certificates.”

12. Please describe the process for the gathering of the subscriptions, how the determination will be made as to whether the minimum has or has not been achieved, and who has these responsibilities.

Response:

In response to this comment, please see our response to Comment 9, above.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 15

General

13. Please expand your disclosure to discuss your plan of operations if less than the minimum number of shares are sold in this offering and you are, therefore, forced to return all of the funds. In this regard, revise to provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if this were to occur. State the minimum period of time that you will be able to conduct planned operations using currently available capital resources

Response:

First of all, we do not believe it is material to prospective investors to discuss what will happen if we fail to raise the minimum offering proceeds for the reason that such investors will not be shareholders in our company.

Notwithstanding our belief that it is not necessary, we have revised our filing to include the following disclosure under the caption “Liquidity and Capital Resources” on page 20 of the amendment:

“In the event that we are unable to raise the minimum $100,000 in proceeds of this offering, then we will have to substantially reduce any further web site development and possibly lay off one or more of our employees.  We would then be totally reliant on loans from our officers and directors (and possibly from third parties).  We would not have to pay the costs of being a public company, which would save us approximately $30,000 during the next 12 months.  We would also consider raising capital through a private offering of our securities to implement and maintain our operations; however, we have no current plans to do so.  In the event that we do not raise the minimum proceeds from this offering and we are unable to borrow such funds or sell securities in a private offering, then we may have to cease operations altogether.”

Liquidity and Capital Resources, page 20

14. You indicate on page 3 that your monthly "burn rate" is $15,000 which is approximately $180,000 for 12 months. Please explain why you believe that you can satisfy the cash requirements during the next 12 months and begin implementing your business plan if you raise the minimum amount of $100,000.

Response:

In response to this comment, we have revised our filing to show why we believe we can satisfy our cash requirements during the next 12 months and begin implementing our business plan if raise the minimum $100,000 by adding the following disclosure under the caption “Plan of Development Stage Activities” on page 15 of our amendment:

"We believe the proceeds from the offering will allow us to operate for twelve months, whether the minimum or maximum amount is raised.  However, if we only raise the minimum of $100,000, then we will be dependent on loans from Messrs. Baldassarre and Taddei to help pay our operating expenses until we generate sufficient revenues to cover our expenses. We believe the proceeds of this offering and loans from Messrs. Baldassarre and Taddei will last twelve months, including filing reports with the Securities and Exchange Commission, as well as the business activities contemplated by our business plan."

15. Please clarify the terms of the $50,000 convertible note that you disclose was issued to your President on April 14, 2011. It appears that the entire amount of the convertible note has not yet been issued. Rather, the convertible note represents past and future advances to the company. Explain your statement that Mr. Baldassarre has "verbally committed to advance an additional $46,500" to fund your operations and offering expenses over the next few months given that this appears to be a written contractual obligation between Mr. Baldassarre and the company.

Response:

In response to this comment, we have received a letter from Mr. Baldassarre stating that he intends to convert his note into shares of our common stock on July 14, 2011; therefore, we do not need to account for repaying the note from proceeds of this offering.  Mr. Baldassarre’s letter is included as Exhibit 99.2 to our amended filing. The agreement of Mr. Baldassarre to loan up to $50,000 is verbal. The note issued to Mr. Baldassarre was signed only by the Company. Whether or not Mr. Baldassarre advances additional funds to the Company will be a personal decision by him in his capacity as a lender and not in his capacity as President of the Company.

      In addition, Enzo Taddei, our CFO, has likewise verbally agreed to fund up to $50,000 of our expenses.  If we need Mr. Baldassarre and/or Mr. Taddei to stand by their verbal commitments to loan us money and they decline to do so for any reason, it may cause us problems.  We have added a new risk factor to our filing on page 8 of the amendment dealing with this issue.

Business, page 21

16. We note your multiple references to Facebook, My Space, Foursquare, and Twitter throughout the registration statement. Please note that recurring discussions of these other websites and companies that bear no relationship to the company is not appropriate. Revise your prospectus summary and business section to focus on and clearly explain the functionality of your own websites, rather than discussing the value of other social networking sites. To the extent that discussion of these companies and websites is relevant, it would be more appropriate to discuss them in the competition discussion of your business section and only to the extent that you believe that you are in direct competition with these companies.

Response:

In response to this comment, we have revised our filing by removing multiple references to Facebook, etc.

17. With respect to every third-party statement in your prospectus, such as statistics by Google Analytics and Alexa, disclose the date of each report from which the statement is derived and supplementally provide us with the relevant portions of the reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Response:

In response to this comment, we have revised our filing by deleting the third-party statements.

18. Please disclose the material terms of the acquisition agreement with Anne's Diary, Inc. for the two websites, koini.com and koiniclub.com. We note that you issued 7,260,000 shares of common stock to Anne's Diary, but disclose any other formal or informal agreements that were part of the acquisition, such as arrangements for employment or for representatives of Anne's Diary to serve on the company's board. In this regard, we note that Jose Sariego Sanchez worked for Anne's Diary and is now employed by the company as an executive officer and director. Further, please tell us whether you intend to file the acquisition agreements with Anne's Diary pursuant to Item 601(b)(2) of Regulation S-K.

Response:

In response to this comment, please be advised that the acquisition agreement with Anne’s Diary, Inc. did not contain any pre-conditions that any employees of Anne’s Diary would be employed by our company or that they would serve on our Board of Directors.  However, we did have verbal discussions with certain employees of Anne’s Diary about working for us.  We did not make a formal or written offer to employ any employee of Anne’s Diary and there are no other acquisition agreements to file pursuant to Item 601(b)(2) of Regulation S-K.

We have revised our filing to add additional disclosure in response to this comment in the second paragraph under the section entitled “Business” on page 20 of the amendment.

Management, page 33

19. Please revise the chart on page 33 to include all of the positions held by David Bradley- Ward and Jorge Sariego Sanchez. It appears that both of these executive officers also serve as directors of the company. Further, revise the biography of Mr. Bradley-Ward to clarify the name of the corporations or other organizations in which he was employed in the past five years.

Response:

In response to this comment, we have updated our filing to indicate that Messrs. Bradley-Ward and Sariego are directors and we have clarified the disclosure of Mr. Bradley-Ward’s employment.

20. Disclose whether the executive officers and employee of the company are currently involved in other business activities and the number of business hours that each executive officer and director intends to devote to the business of the company.

Response:

In response to this comment, please advise that all of our executive officers and employees are currently involved full-time in our business and are not involved in “other business activities” because we are all working diligently in ramping up our business and dealing with the SEC review process of our registration statement.  Messrs. Baldassarre and Taddei are not currently being paid salaries, but are working full time on our company business. We have revised our filing under the caption "Employees and Employment Agreements" on page 32 of the amendment to disclose that all employees, officers and directors are devoting their full time and energy to our business.

21. Tell us what consideration you have given to identifying and disclosing the background experience of Negar Motamed-Khorasani, your Lead Graphics Designer and Multimedia Manager according to your corporate website. It appears that he is a significant employee who makes or is expected to make significant contributions to the business of the company. See Item 401(c) and (e) of Regulation S-K.

Response:

In response to this comment, we have revised our filing to include Negar Motamed-Khorasani as a significant employee.

Director Qualifications, page 35

22. Notwithstanding your disclosure on page 35, for each director, please revise to disclose on an individual basis why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as your director. See Item 401(e)(l) of Regulation S-K, and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Response:

In response to this comment, we have revised our filing under the caption “Director Qualifications” to read as follows:

“We do not have a formal policy regarding director qualifications.  In the opinion of our Board of Directors, our Directors, have sufficient business experience and integrity to carry out the Company’s plan of operations. Mr. Baldassarre has over 25 years of experience serving in senior management capacities and on boards of directors as indicated in his biographical summary above and is, in the opinion of our Board of Directors, qualified to serve on our Board.  Mr. Taddei, being an accountant and tax consultant by profession and having served as a Chief Financial Officer and Chief Financial Officer to several companies over the past 12 years as indicated in his biographical summary above and is, in the opinion of our Board of Directors, qualified to serve on our Board as he brings several years of top managerial experience to the Company and to our Board. Mr. Bradley-Ward has over 15 years of experience in financial services and over five years in online businesses and is familiar with capital markets around the world as indicated in his biographical summary above and is, in the opinion of our Board of Directors, qualified to serve on our Board.  Jorge Sariego Sanchez has considerable experience in programming and developing Internet properties as indicated in his biographical summary above.  While Jorge Sariego Sanchez does not have experience in top management, his experience with our Koini platforms is the hallmark of our business and our Board believes that his availability and participation at the Board level will substantially benefit the Company and our Board.”

Financial Statements, page 41

23. Please revise to remove any references to legacy GAAP. For example, we note your reference to EITF 00-02 and SFAS 157 on pages F-l 1 and F-26. You should either provide a brief description of the accounting guidance applied or provide a reference to the FASB Codification.

Response:

In response to this comment, we have deleted the second paragraph from Note 7 and Note 8 to our financial statements.

Exhibit 5.1

24.           The opinion states that in expressing the opinion, counsel relied upon representations and certificates of the officers of the Company as to any questions of fact. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Tell us what representations counsel relied upon in preparing the legal opinion, or provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares.

Response:

In response to this comment, we have included an amended Exhibit 5.1.

Exhibit 99.1

25. It appears that the Subscription Agreement filed as Exhibit 99.1 does not disclose that a minimum of 200,000 shares must be sold in order for the offering to be completed and that investors are entitled to receive their funds back promptly if the minimum is not achieved. Please file a revised subscription agreement that outlines the material terms of this offering.

Response:

In response to this comment, we have revised the Subscription Agreement (Exhibit 99.1) that outlines the material terms of this offering.

General Amendments to Our Filing

In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

Please address any further comments to our attorney, David E. Wise, Esq.

Mr. Wise’s contact information is set forth below:

Law Offices of David E. Wise
Attorney at Law
The Colonnade
9901 IH-10 West, Suite 800
San Antonio, Texas 78230
Telephone: (210) 558-2858
Facsimile: (210) 579-1775
Email: wiselaw@gvtc.com

Sincerely,

By: /s/ Pino G. Baldassarre
Pino G. Baldassarre
President